UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

INSPIREMD, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45779A846

(CUSIP Number)

November 27, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45779A846	Page 2 of 5

CUSIP No. 45779A846
(1) Names of reporting persons	NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Citizenship or place of organization	MA
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power	0
(6) Shared voting power	1,411,636
(7) Sole dispositive power	0
(8) Shared dispositive power	1,411,636
(9) Aggregate amount beneficially owned by each reporting person	1,411,636
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)	5.22%
(12) Type of reporting person (see instructions)	PN

CUSIP NO. 45779A846	Page 3 of 5

Item 1(a).	Name of Issuer:

INSPIREMD, INC. (the “Issuer”).

Item 1(b).	Address of the Issuer's Principal Executive Offices:

6303 Waterford District Drive, Suite 215 Miami, Florida 33126

Item 2(a).	Name of Person Filing

NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP (“Nantahala”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

130 Main St. 2nd Floor New Canaan, CT 06840

Item 2(c).	Citizenship:

Nantahala is a Massachusetts limited partnership.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.0001 par value per share (the “Shares”).
Item 2(e).	CUSIP Number:
45779A846
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

CUSIP NO. 45779A846	Page 4 of 5

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the

Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership:

Item 4(a).

Amount Beneficially Owned:

As of November 27, 2024, Nantahala may be deemed to be the beneficial owner of 1,411,636 Shares. The 1,411,636 Shares includes 949,912 Shares which may be acquired by the Reporting Persons within sixty days through the exercise of warrants.

Item 4(b).	Percent of Class: As of November 27, 2024, each of the Reporting Persons may be deemed to be the beneficial owner of 5.22% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

	NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP
	(i)	Sole power to vote or direct the vote	0
	(ii)	Shared power to vote or to direct the vote	1,411,636
	(iii)	Sole power to dispose or to direct the disposition of	0
	(iv)	Shared power to dispose or to direct the disposition of	1,411,636

Item 5.	Ownership of Five Percent or Less of a Class:

	This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

	This Item 7 is not applicable.

CUSIP NO. 45779A846	Page 5 of 5

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: December 4, 2024	NANTAHALA CAPITAL PARTNERS LIMITED PARTNERSHIP

	By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer Nantahala Capital Management, LLC

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack